Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103
Telephone 215.564.8000
Fax 215.564.8120
www.stradley.com

J. Stephen Feinour, Jr.
(215) 564-8521
jfeinourjr@stradley.com

March 13, 2024

Filed via EDGAR
Ms. Rebecca Ament Marquigny
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:	AIM ETF Products Trust (the “Trust”)
(File Nos. 811-23504; 333-235734)

Dear Ms. Marquigny:

On behalf of the Trust, below are the Trust’s responses to the comments you provided with regard to Post-Effective Amendment No. 23 (the “Amendment”) to the Trust’s registration statement on Form N-1A, filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 8, 2024 under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Securities Act of 1933, as amended (the “1933 Act”).  The Amendment was filed in order to register the following new series of the Trust: AllianzIM U.S. Equity Buffer15 Uncapped Jan ETF, AllianzIM U.S. Equity Buffer15 Uncapped Feb ETF, AllianzIM U.S. Equity Buffer15 Uncapped Mar ETF, AllianzIM U.S. Equity Buffer15 Uncapped Apr ETF, AllianzIM U.S. Equity Buffer15 Uncapped May ETF, AllianzIM U.S. Equity Buffer15 Uncapped Jun ETF, AllianzIM U.S. Equity Buffer15 Uncapped Jul ETF, AllianzIM U.S. Equity Buffer15 Uncapped Aug ETF, AllianzIM U.S. Equity Buffer15 Uncapped Sep ETF, AllianzIM U.S. Equity Buffer15 Uncapped Oct ETF, AllianzIM U.S. Equity Buffer15 Uncapped Nov ETF, and AllianzIM U.S. Equity Buffer15 Uncapped Dec ETF (collectively, the “Funds”).

Below we have provided your comments and the Trust’s responses.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

1.
Comment: With respect to the Fund name, the staff believes that the term “uncapped” indicates that, unlike other products, there is uncapped potential for upside participation. However, upside participation does not begin until the Underlying ETF has achieved a certain level of returns (represented by the Spread) and the Fund will underperform the Underlying ETF by the amount of the Spread, even before taking into account Fund fees and expenses. Accordingly, please use a different naming convention that indicates each Fund’s uncapped earning potential only applies to performance above the Spread. In addition, please revise the disclosure throughout the registration statement to more clearly explain the purpose and impact of the Spread feature from a design and product returns prospective.

Response: The Trust believes that the use of “uncapped” in the Fund’s name accurately reflects the Fund’s strategy to provide uncapped positive returns in excess of the Spread, particularly as distinguished from other defined (or buffered) outcome ETFs (including other series of the Trust such as the AllianzIM U.S. Large Cap Buffer10 and Buffer20 ETFs) that are designed to provide returns for an outcome period up to a stated cap.  In response to this comment, the Trust has added clarifying disclosure to the prospectus with respect to the meaning of “uncapped” in the context of the Fund’s strategy and in contrast to other defined outcome funds that have a cap on positive returns. As such, the use of “uncapped” in the Fund’s name is not misleading or deceptive and is therefore consistent with the requirements of Section 35(d) of the 1940 Act.  The Trust also notes that there is precedent for the use of this naming convention by the Innovator Uncapped Accelerated U.S. Equity ETF, which also seeks to provide uncapped returns that exceed a threshold.  In addition, the Trust has revised the registration statement to more clearly explain the purpose and impact of the Spread feature from a design and product returns prospective, as requested.

2.
Comment: Please revise the disclosure on the cover page to explain in plain English: (i) what the Fund is designed to do, including the impact of the Spread in various market conditions; (ii) the types of instruments the Fund uses to attempt to achieve the outcomes; (iii) that the Fund is exposed to losses once the Buffer is breached.

Response: In response to this comment the Trust has revised disclosure on the cover page to ensure that the above-cited concepts are addressed in plain English.

3.
Comment: In the first bullet on the cover page, please revise this language to clarify what “positive market environments” means. Additionally, at the end of the sentence, please revise as follows: “…providing a Buffer against the first 15% of Underlying ETF losses.”

Response: The Trust has revised the disclosure to clarify what “positive market environments” means, as follows:

The Fund seeks to provide, at the end of the current Outcome Period, returns that track the share price returns of the Underlying ETF that are in excess of the Spread in positive market environments (i.e., where Underlying ETF returns are positive and are greater than the Spread), while providing a Buffer against the first 15% of Underlying ETF losses.

The Trust has also revised the above-cited sentence as requested.

4.
Comment: In the third bullet point on the cover page discussing the Spread, please explain what the Spread represents, such as foregone upside performance, or the opportunity cost in return for the loss protection.

Response: The Trust has revised the above-cited disclosure as follows:

Spread: The Fund seeks to provide returns that track the share price returns of the Underlying ETF that are in excess of the Spread of [   ]% in positive market environments prior to taking into account any fees or expenses charged to the Fund. When the Fund’s annualized management fee of [   ]% of the Fund’s average daily net assets is taken into account, the Spread is [   ]%. This means that an investor will not

participate in the initial [  ]% of the gains of the share price returns of the Underlying ETF (measured from the beginning of the Outcome Period) and will participate in gains only to the extent and in the amount that the Underlying ETF’s share price returns exceed the Spread, measured at the conclusion of such Outcome Period. The Fund is uncapped, meaning that if the Spread is exceeded, there is no limit on the return of the Fund. The Spread represents the opportunity cost (i.e., the upside performance a shareholder forgoes) in return for the downside protection provided by the Buffer.

5.
Comment: In the fourth bullet on the cover page, if the net effect of accounting for Fund fees and expenses is to reduce the Buffer to a specific amount, please state that more clearly. In addition, if there are other expenses not covered by the unitary management fee that could further reduce the Buffer, please also add disclosure to that effect. In such case, please supplementally clarify in your response the amount of the other expenses and describe their impact under relevant circumstances.

Response: The Trust notes that the current disclosure in the fourth bullet provides, “When the Fund’s annualized management fee of 0.74% of the Fund’s average daily net assets is taken into account, the buffer is reduced to [  ]%.” (emphasis added) The Trust believes the emphasized language clearly conveys to investors that the net effect of Fund fees and expenses is to reduce the buffer to the amount shown and accordingly believes no further revisions to this bullet are needed. As disclosed in the prospectus, the Fund operates under a unitary management fee structure whereby the Adviser pays the ordinary operating expenses of the Fund, except for certain excluded items (such as non-routine or extraordinary expenses).  The Trust has added disclosure discussing the impact of other expenses not covered by the unitary management fee on the Buffer and Spread.  Given the nature of such other expenses that would fall outside of the unitary management fee, the Trust is unable to speculate on such amounts.

6.
Comment: In the seventh bullet on the cover page, please also state, if accurate, that the outcomes that the Fund seeks to provide and the benefit of the Buffer are reduced by the Fund’s annualized management fee. Please clarify that brokerage commissions, trading fees, taxes, non-routine or extraordinary expenses not included in the unitary management fee will reduce the benefits tied to the Spread and Buffer construction.

Response: The Trust has revised the disclosure accordingly:

The outcomes that the Fund seeks to provide do not include the costs associated with purchasing shares of the Fund ~~and fees or expenses charged to the Fund~~or the Fund’s annualized management fee. The Spread will be further increased and the Buffer will be further reduced by brokerage commissions, trading fees, taxes and non-routine or extraordinary expenses not included in the Fund’s unitary management fee.

7.	Comment: Please add a bullet to the cover page indicating that the outcomes may only be achieved if an investor holds shares for the entire Outcome Period.

Response: The Trust has revised the disclosure accordingly.
8.	Comment: Please revise the investment objective to state that the Spread and Buffer will be reduced after taking into account management fees and expenses.

Response: The Trust notes that the investment objective currently reflects that the stated Spread and Buffer are before Fund fees and expenses, and believes this language adequately conveys to investors that the Spread and Buffer will change after taking such fees and expenses into account.

9.
Comment: In the first paragraph under Principal Investment Strategies, please more clearly identify the Spread as the upside participation an investor forgoes in order to receive protection in the form of the Buffer.

Response: The Trust has added the following disclosure:

The Spread represents the opportunity cost (i.e., the upside performance a shareholder forgoes) in return for the downside protection provided by the Buffer.

10.
Comment: In the first paragraph under Principal Investment Strategies, please clarify whether the buffer applies to the first 15% of Underlying ETF losses during the Outcome Period or for the life of the Fund.

Response: The Trust has revised the disclosure accordingly:

The Fund pursues a buffered strategy that seeks to provide returns that track the share price returns of the SPDR® S&P 500® ETF Trust (the “Underlying ETF”) (i.e., the market price returns of the Underlying ETF), at the end of a specified one-year period, from April 1 to March 31, as described below (the “Outcome Period”), subject to a “Spread,” and to provide downside protection with a buffer against the first 15% of Underlying ETF losses for the Outcome Period (the “Buffer”).

11.	Comment: In the second paragraph under Principal Investment Strategies, please add disclosure indicating that the Fund may purchase and sell a combination of call and put options contracts.

Response: The Trust has revised the disclosure accordingly.

12.
Comment: In the last sentence of the fourth paragraph under Principal Investment Strategies describing the Underlying Index, please also disclose the Underlying Index’s material sector exposures as of that date.

Response: The Trust has revised the disclosure accordingly.

13.
Comment: The first sentence of the fifth paragraph under Principal Investment Strategies states, “The Spread represents the minimum return the Underlying ETF’s share price must achieve in positive market environments before the Fund participates in any returns.” Please revise this to “…before the Fund participates in positive returns.”

Response: The Trust has revised the disclosure as follows:

The Spread represents the minimum return the Underlying ETF’s share price must achieve in positive market environments before the Fund participates in any positive returns, as measured at the end of the Outcome Period (i.e., the Spread must be exceeded at the end of the Outcome Period for the Fund to participate in any positive returns).

14.
Comment: The fifth paragraph under Principal Investment Strategies describes the Spread after taking into account the Fund’s annualized management fee. Please add analogous language describing the impact of Fund fees and expenses on the Buffer and the calculation of the Fund’s positive returns.

Response: The Trust has revised the disclosure accordingly:

When the Fund’s annualized management fee of 0.74% of the Fund’s average daily net assets is taken into account, the Spread is [   ]%. The Buffer is 15.00% prior to taking into account any fees or expenses charged to the Fund. When the Fund's annualized management fee of 0.74% of the Fund's average daily net assets is taken into account, the Buffer is reduced to [  ]%.
. . .
The Fund’s return will be reduced by the Fund’s unitary management fee and further reduced by brokerage commissions, trading fees, taxes and non-routine or extraordinary expenses not included in the Fund’s unitary management fee.

15.
Comment: The penultimate sentence of the fifth paragraph under Principal Investment Strategies states, “There is no guarantee, and it is unlikely, that the Spread will remain the same after the end of the Outcome Period.” Please revise this to “…after the end of each Outcome Period.”

Response: The Trust has revised the disclosure accordingly.

16.
Comment: The third bullet at the bottom of page 2 of the prospectus states that the Fund is designed to compensate for the first 15% of losses if the Underlying ETF’s share price has decreased as of the end of the Outcome Period. Please explicitly state the feature or characteristic of the Fund’s design that compensates for these losses.

Response: The Trust has revised the disclosure accordingly:

If the Underlying ETF’s share price has decreased as of the end of the Outcome Period, the combination of FLEX Options held by the Fund is designed to compensate for the first 15% of losses experienced by the Underlying ETF’s share price.

17.
Comment: With respect to the line graph on page 3 of the prospectus, please provide an additional callout image or inset to enlarge the positive returns between 0% and the Spread amount to highlight the positive performance that investors will not experience.

Response: In response to this comment the Trust has modified the line graph to more clearly illustrate the positive performance that investors will not experience.

18.	Comment: For the line graph and bar chart on page 3 of the prospectus, please add positive values on both the x- and y-axes.

Response: The Trust believes that the line graph and bar chart adequately convey to investors the relationship between the positive performance of the underlying reference asset and the positive performance that the Fund is designed to achieve, including that the Fund’s performance will always be lower than that of the reference asset, and that adding positive values to both the x- and y-axes does not serve to enhance investor understanding of the strategy (rather, doing so would serve to make such graph/chart less reader-friendly). The Trust also notes that its presentation is generally in line with other funds offering similar defined outcome strategies.

19.	Comment: Please confirm supplementally that the line graph and bar chart on page 3 of the prospectus represent a Spread of 3%.

Response: The Trust confirms that a Spread of 3% was used to generate the line graph and bar chart.

20.
Comment: In the third full paragraph on page 4 of the prospectus, the last sentence states, “This means investors should hold or purchase the Shares prior to the beginning of the Outcome Period to achieve the intended results.” Because changes in the pricing and valuation of the Fund’s portfolio holdings over time will also impact an investor’s experience if they purchase or sell shares during the Outcome Period, please clarify that the graphs and visuals depicting the outcomes assume that the investor purchases Shares at the beginning of the Outcome Period at the price on which the outcomes are based (i.e., the Outcome NAV), and holds Shares through the end of the Outcome Period.

Response: The Trust has revised disclosure in the prospectus to clarify that the price at which an investor purchases or sells their Shares during the Outcome Period will also impact their returns. The Trust also notes that the second to last sentence in the first paragraph on page 4 of the prospectus states, “The actual overall performance of the Fund will vary with fluctuations in the value of the FLEX Options during the Outcome Period, among other factors.” With respect to the graphs, the Trust has revised the lead-in as follows:

The following charts illustrate the hypothetical returns that the Fund seeks to provide where a shareholder holds Shares for the entire Outcome Period. To the extent an investor purchases Shares after an Outcome Period has begun and/or at a price other than Outcome NAV, or sells Shares before the end of an Outcome Period and/or at a price other than the last calculated NAV of the Outcome Period, such investor’s returns are likely to deviate from those illustrated in the below charts. The ~~Spread illustrated in these charts is the Fund’s~~ Spread for the current Outcome Period is: [   ]%. The Spread is also referred to as the “Threshold,” which represents the level of returns that the Underlying ETF’s share price must exceed in positive market environments for the Fund to participate in any positive returns, as measured at the end of the Outcome Period. The returns shown in the charts are based on hypothetical performance of the Underlying ETF’s share price in certain illustrative scenarios and do not take into account payment by the Fund of fees and expenses, brokerage commissions, trading fees, taxes and non-routine or extraordinary expenses not included in the Fund’s unitary management fee. There is no guarantee that the Fund will be successful in providing these investment outcomes for any Outcome Period.

21.
Comment: The carryover paragraph beginning on page 4 of the prospectus discusses the potential for a Spread of zero in select market environments. Please explain further how the combination of FLEX Options could result in a zero Spread, why such circumstances would make excess cash available to the Fund, and how the Adviser will decide the most advantageous way to invest the extra cash (including, for example, how the Adviser will select from the available investment types). In revising this disclosure, please also define “synthetic yield” in plain English.

Response: The Trust has revised the disclosure as follows:

In select market environments, the combination of FLEX Options may result in a Spread of zero and could make additional cash available to the Fund. In these situations, the total cost of the package of FLEX Options designed to produce the outcomes, including establishing the Buffer and Spread, may be less than the amount available for investment by the Fund, resulting in excess cash. The Fund may invest the excess cash in overnight cash equivalents, short-term fixed income instruments, or seek synthetic yield via options. Synthetic yield seeks to replicate the payoff of a fixed income security through the use of one or more option positions.

22.
Comment: The last paragraph of the Principal Investment Strategies section discusses the information available on the Fund’s website. Please explain supplementally what is meant by “the Fund’s position relative to the Spread and Buffer” and explain the information that is provided on the website on a daily basis.

Response: The Trust notes that descriptions of the information available on the Fund’s website are provided in various places throughout the prospectus, including on the cover page.  The reference to “the Fund’s position relative to the Spread and Buffer” conveys that information relating to the current position of the Fund relative to the Spread and Buffer and, thus, the potential outcomes of an investment in the Fund at that time are available on the website, as described in the prospectus.  The Fund’s website will provide investors with a variety of information relevant to a decision to buy or sell shares of the Fund at the start or during the Outcome Period. Specifically, the website will include both starting Outcome Period and current information for multiple Fund metrics. In particular, it is currently anticipated that the website for each Fund will provide the current and remaining Spread, Reference Asset Return to Threshold, Buffer, Downside Before Buffer, Outcome Period dates, days remaining in the Outcome Period, the starting Outcome Period Fund NAV, current Bid-Ask mid-point, ETF Return for the Outcome Period, the Reference Asset Value, and Reference Asset Return for the Outcome Period. Each Fund’s website will also include informational pop ups with a definition of the term where appropriate. In addition, a chart will display the performance of the Fund and reference asset relative to the Spread, Threshold, and Buffer over the course of the Outcome Period. This information will be updated on a regular basis.

23.
Comment: The Upside Participation Risk states, “The Fund is intended to only experience positive returns at the end of the Outcome Period if the Underlying ETF’s share price exceeds the Spread.” Please revise this disclosure to explain the significant impact this risk could have on investors who do not hold Shares through the end of the Outcome Period.

Response: In response to this comment, the Trust has revised the Upside Participation Risk as follows:

If an investor purchases Shares during an Outcome Period after the Underlying ETF’s share price has decreased, the investor will not participate in positive returns unless the Underlying ETF has first increased in value to the Outcome NAV and has also exceeded the Spread at the end of the Outcome Period. If an investor purchases or sells Shares during an Outcome Period, the returns realized by the investor ~~may~~ will not match those that the Fund seeks to achieve.

The Trust notes that the Outcome Period Risk also provides extensive discussion about the risk to investors who do not hold Shares through the end of the Outcome Period.

24.
Comment: In Investment Objective Risk, please revise therein to clarify that the Fund may not achieve its investment objective if the Fund disposes of FLEX Options during an Outcome Period as opposed to allowing them to expire, or exercising them, at the end of the Outcome Period.

Response: The Trust has revised the disclosure accordingly:

Investment Objective Risk. Certain circumstances under which the Fund might not achieve its objective include, but are not limited, to (i) if the Fund disposes of FLEX Options during an Outcome Period or otherwise for reasons not related to the Fund’s investment strategy, (ii) if the Fund is unable to maintain the proportional relationship based on the number of FLEX Options in the Fund’s portfolio, (iii) significant accrual of Fund expenses in connection with effecting the Fund’s principal investment strategy or (iv) adverse tax law changes affecting the treatment of FLEX Options.

25.	Comment: Please revise the first, third and last sentence of Outcome Period Risk to focus attention on and describe the relevant harm to investors more clearly.

Response: The Trust has revised the disclosure accordingly:

Outcome Period Risk. The outcomes sought by the Fund are based upon the performance of the Underlying ETF’s share price over the Outcome Period. Therefore, if an investor purchases or sells Shares during an Outcome Period and does not hold Shares for the entire Outcome Period, the returns realized by the investor will not match those that the Fund seeks to achieve for the Outcome Period. In particular, an investor who does not hold Shares for the entire Outcome Period may not receive the full intended benefit of the Buffer or upside gains sought by the Fund for the Outcome Period. This means that such investor’s losses may not be reduced up to the amount of the Buffer, or at all, and that an investor may not participate in uncapped returns if the Spread is exceeded. The current Outcome Period is April 1, 2024 to March 31, 2025. Each subsequent Outcome Period will be a one-year period from April 1 to March 31. However, generally, the Fund will enter into the FLEX Options for an Outcome Period on the business day immediately prior to the first day of the Outcome Period, and the FLEX Options of an Outcome Period will expire on the last business day of the Outcome Period. The Spread for each Outcome Period is also determined based on market conditions on the business day prior to the beginning of the Outcome Period. The outcomes are based on the Outcome NAV. As a result, investors should ~~hold or~~ purchase the Shares immediately prior to the beginning of the Outcome Period and hold the Shares until the end of the Outcome Period. In addition, an investor cannot expect to purchase Shares precisely at the beginning of the Outcome Period or precisely at the price of the Outcome NAV, or sell Shares precisely at the end of the Outcome Period or precisely at the price of the last calculated NAV of the Outcome Period, and thereby experience precisely the investment returns sought by the Fund for the Outcome Period. Accordingly, such investors should expect their investment returns to vary from those sought by the Fund for the Outcome Period.

26.
Comment: The penultimate sentence of Outcome Period Risk states that investors should hold or purchase the Shares prior to the beginning of the Outcome Period. Please reconcile this disclosure with other disclosure in the prospectus stating that investors cannot expect to purchase Shares precisely at the beginning of the Outcome Period. Please clarify the disclosure so that investors know exactly when they can or must purchase Shares in order to hold them for the entire Outcome Period.

Response: The Trust has revised the disclosure to reflect that “investors should ~~hold or~~ purchase the Shares immediately prior to the beginning of the Outcome Period and hold the Shares until the end of the Outcome Period.”

27.
Comment: The fourth paragraph under “Additional Information About the Fund’s Principal Strategies — Outcome Period” states, “While the Spread and Buffer reference the performance of the Underlying ETF’s share price over the Outcome Period, the Fund expects its NAV to experience similar general price movement over the Outcome Period as the Underlying ETF’s share price, but not always.” Please clarify that the Fund (i) is not designed to participate in upside returns until the Underlying ETF’s returns surpass the Spread; and (ii) is not supposed to experience negative price movements of the Underlying ETF’s share price until the price falls below -15%. Alternatively, please delete this language.

Response: The Trust has deleted the above-cited disclosure, and has also added the requested disclosure:

At the end of the Outcome Period, the Fund is not designed to participate in upside returns unless the Underlying ETF’s share price returns have exceeded the Spread and is not expected to experience negative price movements of the Underlying ETF’s share price returns unless such returns have decreased by more than 15%.

28.
Comment: Because Information Technology Sector Risk is included as a principal risk of the Fund, please supplement the discussion of the Fund’s strategy in both the summary and statutory sections of the prospectus to address exposure to this sector, and add disclosure explicitly tailored to support that this is a principal risk of the Fund.

Response: The Trust has revised the disclosure accordingly.

29.
Comment: The prospectus includes Derivatives Risk and Exchange Traded Funds Risk under Additional Risks. Please move these risks to more prominent locations in the summary and statutory sections of the prospectus intended to optimize the attention of the reader.

Response: The Trust notes that the first risk listed in the summary and statutory risk sections of the prospectus is FLEX Options Risk, and that risks relating to the Underlying ETF referenced by the FLEX Options are also included in these sections. The Derivatives Risk and Exchange Traded Funds Risk under “Additional Risks” relate to potential investments in derivative instruments other than FLEX Options and in ETFs other than the Underlying ETF, as described under the corresponding “Additional Investments” section. While the Fund preserves the flexibility to invest in such other derivatives and ETFs, the Fund’s principal investments are FLEX Options on the Underlying ETF.  Accordingly, the Trust believes that the current order of risks in the summary and statutory prospectus accurately reflects the significance of such risks to the Fund’s strategy.

30.
Comment: The second sentence under “Certain Considerations Regarding Options” on page 5 of the SAI states, “If a Fund is unable to close out a call option on securities that it has written before the option is exercised, the Fund may be required to purchase the optioned securities in order to satisfy its obligation under the option to deliver such securities.” Please supplementally confirm that the options in which the Fund invests are cash settled or explain the circumstances contemplated by this language in which the Fund would be unable to close out a call option on securities written before exercised.

Response: The Trust confirms that the FLEX Options that the Fund typically invests in are cash settled.

* * * * *

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number, or to Claire Olivar, at 215-564-8681.

Very truly yours,

/s/ J. Stephen Feinour, Jr.
J. Stephen Feinour, Jr.

cc: Amanda Farren